================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                              -------------------

                                PROXICOM, INC.
                      (Name of Subject Company (Issuer))

                           PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                     (Names of Filing Persons (Offerors))

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                            ----------------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                            ----------------------

                                Patrick Quarmby
                          Dimension Data Holdings plc
                       Group Corporate Finance Director
                            Oval 1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                 South Africa
                         Telephone: 011-27-11-709-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)
                              -------------------

                                  Copies to:
                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                              -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================

PRESS RELEASE
May 11, 2001


         Dimension Data and Proxicom Sign Definitive Merger Agreement

London, England and Reston, Virginia, May 11, 2001 - Dimension Data Holdings plc and Proxicom, Inc. (Nasdaq: PXCM) announced that they have entered into a definitive merger agreement in which Dimension Data will commence a tender offer for all of the outstanding shares of Proxicom. Proxicom's shareholders will receive $7.50 in cash for each share of Proxicom stock they own. The aggregate purchase price is $448 million or $378 million taking into account cash on the balance sheet as of March 31, 2001 and without giving effect to the payment of the break-up fee to Compaq. Proxicom will operate as a subsidiary of Dimension Data.

Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Fortune 500 companies and other global businesses. The company's approximately 1,000 strategy, creative and technology professionals provide specialised e-business development expertise.

Under the terms of the merger agreement, Dimension Data will promptly commence a tender offer for all outstanding shares of Proxicom. Any Proxicom shares not acquired by Dimension Data will be acquired in a subsequent merger. The tender offer and merger are subject to customary closing conditions and governmental approvals. The merger agreement is not subject to any financing condition. The acquisition has been approved by the boards of directors of each company. Proxicom's Chairman and CEO Raul Fernandez and General Atlantic Partners, have agreed to support the transaction and tender their shares pursuant to the offer.

The intention is to appoint Raul Fernandez to the Dimension Data Holdings plc board. Members of the senior management team have signed employment contracts with Dimension Data. Dimension Data plans to retain the talent and employees of Proxicom and incentivise them accordingly to ensure a successful acquisition.

The agreement came after Proxicom terminated its earlier agreement with Compaq Computer Corporation after Compaq stated it would not increase its original offer. As part of the termination agreement, Compaq has received the agreed-upon break-up fee of $10 million.

Dimension Data and Proxicom believe that their combination will result in the establishment of a new model for e-business integration companies, which is rapidly expected to become the norm. The trend in software architecture is to view previously standalone software applications as services on the network. Dimension Data believes that it will be uniquely positioned to address these integration and connectivity requirements for global corporations. It is expected that the transaction will be marginally dilutive to earnings in the first full financial year but accretive thereafter.

"The acquisition of Proxicom will enhance our solution offering to the U.S. and the rest of the world," stated Mr. Jeremy Ord, Chief Executive and Chairman of Dimension Data. "In addition this will accelerate the visibility of the Dimension Data brand in the U.S. and European marketplaces as a result of the alignment with a highly regarded company that has market leadership and a proven track record as a pioneer in Internet based strategy development and execution. Our customers want one stop shopping for mission critical solutions. Joining forces with Proxicom gives us the scale and resources to play at all levels from infrastructure and network engineering to the development of e-business strategy."

"We are delighted to join the Dimension Data team," said Mr. Raul Fernandez founder, chief executive officer and chairman of Proxicom. "Our combination with Dimension Data provides great benefits to our shareholders, customers and employees. Dimension Data significantly expands our global footprint. Through this merger agreement, we can provide more capabilities to our clients and increased opportunities to our employees. We look forward to working with the Dimension Data team to ensure a rapid introduction and seamless integration of our companies."

Background to the Merger

Dimension Data focuses on two core competencies, namely connectivity and integration. In terms of connectivity (network infrastructure services and solutions), Dimension Data believes it is already a world leader in terms of skills, revenues and geographic coverage.

Previously distinct technology areas of network infrastructure and e-business applications integration are in the process of merging. The current universe of integrators does not possess the skills nor resources, which will be required to implement e-business solutions in the future.

An opportunity exists to create a new category of system integrators that will be able to deliver the requisite technology and business skills required to deliver tomorrow's e-business solutions.

The combination of Dimension Data and Proxicom will create one of the first such systems integrators. Dimension Data believes that the combination will also provide Dimension Data with:
 .  An opportunity to accelerate the execution of an innovative strategy and build on what it believes to be a "first to market" position
 .  An enhanced solution offering both in the US and the rest of the world
 .  Accelerated visibility of the Dimension Data brand in the US and European marketplaces
 .  Enhanced e-business strategy and application integration skills
 .  Access to a longstanding Fortune 1000 customer base
 .  The ability to provide additional solutions and services to Dimension Data's existing customer base around the world
 .  Expertise in key vertical industries
 . Access to what Dimension Data believes to be world class methodologies and practice management skills

The merger provides Proxicom with:
 .  Access to network infrastructure skills and services that will be necessary for the successful delivery of e-business projects in the future
 .  Access to a larger, global customer base and a more stable new business pipeline
 . Size and scale to remain competitive in a rapidly consolidating environment . The opportunity to develop annuity business revenue streams on the back of
   Dimension Data's Global Services Operating Architecture (GSOA)
 . An opportunity to attract and retain the best skills in the industry, driven by the opportunity to participate in the establishment of a new category systems integration company
 . Access to Dimension Data's vertical industry skills in the service provider/telecommunications sector complementing Proxicom's specialised skills in other vertical industries

Dimension Data is being advised by Merrill Lynch & Co. and Deutsche Bank and Proxicom is being advised by Goldman, Sachs & Co. in this transaction.

CONTACTS:

Dimension Data Holdings plc
+ 27 11 709 1000
Dirk Ackerman, Global MD i-Commerce
Richard Came, Group Strategy & Marketing Director
Karen Cramer, Investor Relations
Patrick Quarmby, Corporate Finance Director,
+27 82 900 7490
Samantha Presbury, Public Relations,
+27 83 450 9090
Louise Taylor, UK Corporate Communications
+ 44 20 7659 1600
Chris Wolf, US Marketing
+1 781 929 0307

Proxicom, Inc.

Kenneth Tarpey, Executive Vice President and CFO
+1 703 262 3200
Geary Campbell, Corporate Public Relations
+1 703 262 6134
Corey Cutler/Meredith Pudalov, Morgen-Walke Associates
+1 212 8505600

Merrill Lynch & Co.
Tim Pratelli, UK
+44 20 7772 1000
Sam Schwartz, US
+1 212 449 1000
Nick Pagden, SA
+27 11 305 5555

Deutsche Bank AG
David Weaver, UK
+44 20 7545 8000
Andrew Bester, UK
+44 20 7545 8000
John Zacamy, US
+1 212 250 2500

Financial Dynamics
+44 20 7831 3113
Giles Sanderson/James Melville-Ross



Note to editors:

Dimension Data Holdings plc is a leading global network services and i-Commerce solutions provider, focused on enabling enterprises, telecommunications service providers and new economy companies to communicate and transact effectively in an e-enabled environment.

Listed on the London Stock Exchange, Dimension Data is a constituent of the FTSE 100 index. The Group operates in over 30 countries on six continents. It has achieved a three-year compound annual growth rate in US dollars of 73% in revenue and 36% in basic earnings per share. For more information, please go to www.didata.com http://www.didata.com/.

Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Global 1000 companies and other global businesses. The company's 1,000 strategy, creative and technology professionals provide specialized e-business development expertise for the following global practices: Automotive and Manufacturing, Communications and High Tech, Consumer Goods and Retail, Energy, Financial Services, Media and Entertainment and Service Industries. Founded in 1991, Proxicom has developed and built e-businesses for such blue-chip companies as America Online, General Electric, General Motors, Merrill Lynch, Marriott International, NBC, and Toyota Motor Sales, USA, among many others. With its headquarters in Reston, Va., Proxicom has offices in Boston, Chicago, Houston, London, Los Angeles, Munich, New York, Paris, Rome, San Francisco, and Sausalito, Calif. For more information, please visit www.Proxicom.com. As of March 31, 2001, Proxicom had net assets of $148 million and profits before taxation for the year ended December 31, 2000 of $4.6 million.



THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE

STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF DIMENSION DATA AND THE SOLICITATION/RECOMMENDATION STATEMENT OF PROXICOM, INC. WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
THE TENDER OFFER STATEMENT WILL BE FILED BY DIMENSION DATA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY PROXICOM WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO PROXICOM INVESTOR RELATIONS.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S AND PROXICOM, INC.'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC AND PROXICOM, INC. UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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